November 4, 2021

VIA EDGAR

Re: Acceleration Request for Green Visor Financial Technology Acquisition Corp. I

Registration Statement on Form S-1 (File No. 333-260199)

Division of Corporation Finance

Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Stickel

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Green Visor Financial Technology Acquisition Corp. I (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 p.m., Eastern Time, on Monday, November 8, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact Mark Brod at (212-455-2163) of Simpson Thacher & Bartlett LLP.

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Very truly yours,

Green Visor Financial Technology Acquisition Corp. I

By:	/s/ Richard Kim
Name: Richard Kim
Title: Vice President and Chief Financial Officer

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